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EXHIBIT 21.1

SUBSIDIARIES OF SCHMITT INDUSTRIES, INC.
AS OF MAY 31, 2002

Subsidiary	State of Incorporation or Country in Which Organized
Schmitt Measurement Systems, Inc.	Montana
Schmitt Europa Systems, GmbH	Germany
Schmitt Europe, Ltd.	United Kingdom
Acuity Research Incorporated	California

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  EXHIBIT 21.1
SUBSIDIARIES OF SCHMITT INDUSTRIES, INC. AS OF MAY 31, 2002